Filed by: Sayona Mining Limited
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Piedmont Lithium Inc.
Commission File Number: 001-38427

The following communication is being filed in connection with the proposed merger of Sayona Mining Limited and Piedmont Lithium Inc.

ASX ANNOUNCEMENT 23 July 2025 Level 28, 10 Eagle St Brisbane Q 4000 | +61 7 3369 7058 ir@sayonamining.com.au | ASX: SYA | ACN 091 951 978 sayonamining.com.au Sayona Merger, Conditional Placement and Share Consolidation Timetable Update Sayona Mining Limited (“Sayona” or “Company”) (ASX:SYA; OTCQB:SYAXF) advises that further to the Notice of Meeting and Explanatory Memorandum announced on 20 June 2025, the indicative timetable for the Merger, Conditional Placement and Share Consolidation has been revised. Subject to Sayona Shareholders approving the Consolidation Resolution, the Share Consolidation will be implemented after completion of the Merger and Conditional Placement (instead of before the Merger and Conditional Placement). The revised timetable set out below both simplifies and expedites implementation of the Merger and Conditional Placement. Merger and Conditional Placement Timetable Event Time and date Trading halt and announcement of Merger and Conditional Placement 19 November 2024 Date of the Explanatory Memorandum 20 June 2025 Latest time and date for receipt of proxy forms or powers of attorney by the Sayona Share Registry for the EGM 10:30am (AEST), 29 July 2025 Time and date for determining eligibility to vote at the EGM 7:00pm (AEST), 29 July 2025 Sayona EGM 10:30am (AEST), 31 July 2025 Piedmont Lithium stockholder meeting 11:00am (ET), 31 July 2025 Completion of the Merger 12 August 2025 Date for issue of the Conditional Placement Shares to RCF 15 August 2025 Share Consolidation Timetable Event Time and date Consolidation Effective Date 1 September 2025 Last day for trading in Sayona Shares pre-Consolidation 2 September 2025 Trading in consolidated Sayona Shares commences on a deferred settlement basis 3 September 2025 Record date for the Share Consolidation 4 September 2025 First day for registration of Sayona Shares on a post-Share Consolidation basis 5 September 2025 Dispatch of new Sayona post Share Consolidation holding statements to the existing Sayona Shareholders. 9 September 2025 Please Note: The revised timetables above assume that all of the Resolutions are approved by Sayona Shareholders and all other conditions precedent are satisfied or waived (if capable of being waived). All times and dates in the above timetable are references to the time and date in Australian Eastern Standard Time, unless otherwise indicated, and all such times and dates are subject to change. Capitalised terms in this announcement that are not otherwise defined have the meaning given to them in the Notice of Meeting and Explanatory Memorandum. Announcement authorised for release by Sayona’s Board of Directors.

2 Sayona Mining Limited For more information, please contact: Andrew Barber Director of Investor Relations Ph: +617 3369 7058 Email: ir@sayonamining.com.au For more information, please visit us at www.sayonamining.com.au Additional Information and Where to Find It In connection with the proposed transaction, Sayona has filed with the SEC a registration statement on Form F-4, which includes a prospectus of Sayona. The registration statement was declared effective by the SEC on June 20, 2025. Sayona may also file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED (IF AND WHEN THEY BECOME AVAILABLE) WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN (IN THE CASE OF OTHER DOCUMENTS THAT MAY BE FILED) IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders are and will be (in the case of documents that may be filed) able to obtain free copies of these documents and other documents containing important information about Piedmont Lithium Inc. (“Piedmont”) and Sayona, as well as any amendments or supplements to these documents, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sayona are and will be (in the case of documents that may be filed) available free of charge on Sayona’s website at sayonamining.com.au or by contacting Sayona’s Investor Relations Department by email at ir@sayonamining.com.au or by phone at +61 7 3369 7058. Copies of the documents filed with the SEC by Piedmont are and will be (in the case of documents that may be filed) available free of charge on Piedmont’s website at http://www.piedmontlithium.com/ or by contacting Piedmont’s Investor Relations Department by email at info@piedmontlithium.com or by phone at +1 (704) 461-8000. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any Sayona securities pursuant to the acquisition, nor shall there be any sale of Sayona securities pursuant to the acquisition in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of Sayona securities pursuant to the acquisition shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Sayona, Piedmont and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Piedmont’s directors and executive officers may be found in its 2024 Annual Report on Form 10-K filed with the SEC on February 26, 2025, available at www.piedmontlithium.com/ir/ and www.sec.gov. Information about Sayona’s directors and executive officers may be found in its 2024 Annual Report to Shareholders available on its website at https://sayonamining.com.au/investors/financial-reports/ and filed with the ASX on August 29, 2024. The information included on, or accessible through, Sayona’s or Piedmont’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction is included in the proxy statement/prospectus and is or may be included in other relevant materials filed or that may be filed with the SEC and applicable securities regulators in Australia, in the case of other relevant materials that may be filed, if and when they become available.